UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    September 21, 2021

ARMM INC. (formerly Armme Inc.)

(Exact name of registrant as specified in its charter)

NEVADA	36-4959521
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5 Cowboys Way, Suite 300 Frisco, TX 75034
(Full mailing address of principal executive offices)
972-464-1904
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

ITEM 9.	OTHER EVENTS.

Effective September 21, 2021, Armm Inc. (the “Company”) amended its articles of incorporation to amend the Company’s name from “Armme Inc.” to “Armm Inc.” (the “Name Change”). The rights and restrictions attached to the Company’s common stock, or any other securities of the Company, were not amended or modified by the Name Change.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARMM INC.

Date: November 17, 2021
	By:	/s/ Mark Lawson
Mark Lawson
President & Director